SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Resignation of a Non-standing Director

One of our non-standing directors announced his resignation as a member of Woori Finance Holdings’ Board of Directors on March 17, 2005.

Key Details

•	Details of the non-standing director

1)	Name : Seuk-Jin Kang

2)	Current Occupation : Chairman of CEO Consulting Group

3)	Tenure; Beginning date : March 30, 2004

      Ending Date : March 29, 2005

•	Resignation date (Resolution date) : March 17, 2005

•	Details of the Board of Directors after the resignation

1)	Number of directors : 8

2)	Number of non-standing directors : 6

3)	Ratio of non-standing directors : 75.0%

Exhibit 99.2

Forfeiture of Stock Option Rights

Seven directors of Woori Finance Holdings forfeited their stock option rights, which forfeitures were accepted in a resolution passed by the Board of Directors in March 2, 2005

Key Details

•	Young-Key Hwang

1)	Position : CEO & Chairman

2)	Number of shares forfeited : 250,000 shares

3)	Date confirmed : March 17, 2005

•	Seuk-Jin Kang

1)	Position : Resigned as of March 17, 2005

2)	Number of shares forfeited : 10,000 shares

3)	Date confirmed : March 17, 2005

•	Je-Hoon Lee, Sung-Tae Ro, Oh-Seok Hyun, Do-Soung Choi, Chung-Sook Moon

1)	Position : Non-Standing Directors

2)	Number of shares forfeited : 50,000 shares (10,000 shares per director)

3)	Date confirmed : March 18, 2005

Exhibit 99.3

Submission of Audited Financial Statements

Woori Finance Holdings submitted its audited financial statements for the fiscal year 2004.

Key Details

•	External auditor : Hana (Deloitte Touche)

Item	FY 2004	FY 2003
Total Assets	9,736,449,202,960	8,247,814,961,508
Total Liabilities	2,299,991,831,132	2,649,919,898,725
Total Shareholders’ Equity	7,436,457,371,828	5,597,895,062,783
Operating Revenue	1,953,416,799,394	1,593,250,516,111
Operating Profit	1,290,442,126,804	203,097,383,592
Recurring Profit	1,292,492,834,102	202,565,030,433
Net Income	1,292,492,834,102	202,565,030,433
Total Shareholders’ Equity / Capital	186.74	144.37

*	These numbers are subject to change if adjustments are made at the Annual General Shareholders’ Meeting
*	To view in-depth numbers, visit www.woorifg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 18, 2005	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director